

Ridgeway
Petroleum Corp.


05006479


RECEIVED
MAR 10 2005
179
SEC MAIL PROCESSING SECTION
WASH. D.C.

#82 - 1819

March 03,2005

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549, D.C.

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819

Enclosed for your files are two copies of our March 2, 2005 News Release.

Sincerely,

Christiane Koeksal
Office Manager

encl.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com



Ridgeway
Petroleum Corp.

COPY

NEWS RELEASE

RIDGEWAY PETROLEUM UPDATES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, March 2, 2005-- Ridgeway Petroleum Corp. (the "Company") is pleased to announce that it has completed arrangements for its private placement announced February 21, 2005 and will be submitting the placement for regulatory approval. The private placement consists of 1,487,033 units at a price of $0.80 per unit for aggregate proceeds of approximately $1,189,626. Each unit comprises one share of the Company and one quarter of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

The proceeds of the private placement will be used for general working capital and ongoing lease rental payments on the Company's St. Johns Helium/CO_2 Project in Arizona and New Mexico.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



FOR

Barry D. Lasker, President

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com


Ridgeway
Petroleum Corp.


SECMAIL PROCESSING SECTION
RECEIVED
MAR 10 2005
179
WASH. D.C.

NEWS RELEASE

RIDGEWAY PETROLEUM UPDATES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, March 2, 2005-- Ridgeway Petroleum Corp. (the "Company") is pleased to announce that it has completed arrangements for its private placement announced February 21, 2005 and will be submitting the placement for regulatory approval. The private placement consists of 1,487,033 units at a price of $0.80 per unit for aggregate proceeds of approximately $1,189,626. Each unit comprises one share of the Company and one quarter of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

The proceeds of the private placement will be used for general working capital and ongoing lease rental payments on the Company's St. Johns Helium/CO_2 Project in Arizona and New Mexico.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

FOR

Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com